February 14, 2020
BY EMAIL

Alison Samborn
Senior Attorney, Legal Product Development
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

       Re:    Jackson National Separate Account - I
              JNLNY Separate Account I
              Initial Registration Statements on Form N-4
              File Nos. 333-235565; 333-235566; 333-235567; 333-235568.

Dear Ms. Samborn:

        The staff has reviewed the above-referenced initial registration statements, which the
Commission received on December 18, 2019. Comments are based upon the black-lined courtesy copies of the filings provided to the staff. Comments below apply to filings 333-235565 and 333-
235567; please make conforming changes to filings 333-235566 and 333-235568, respectively, as applicable. Based on our review, we have the following comments.

1. General Comments

   a. Supplementally, please advise whether there are any types of guarantees or support agreements with third parties to support any of the obligations of Jackson National Life
      Insurance Company ("Jackson National") and Jackson National Life Insurance Company of
      New York ("Jackson of New York") under the Contract or whether Jackson National and
      Jackson of New York will be solely responsible for payment of contract benefits.

   b. Please remove all brackets and provide any missing information such as the financial in your next filing with the Commission. We may have further comments.


   c. Please confirm that all material state variations of the contract are disclosed in this prospectus. If not, please add appropriate disclosure.


   d. Supplementally, please confirm that you will file any subsequent rate sheet in a reasonable amount of time prior to its effective date.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 2 of 8

Filings 333-235565 and 333-235566

2. Cover Page (p. 2)

       There does not appear to be any living benefits under this contract. To avoid confusion, delete the reference on the cover page to `certain living benefits'."

3. Fees and Expenses Table (p. 13)

       The chart states that the only add-on is the liquidity option, the charge for which is already listed. Please supplementally clarify what benefit the "Add-On Benefit Charges"
       line entry is referring.

4. Withdrawal Charge (p. 45)

       Describe the order in which withdrawals are taken in the first part of the Withdrawal
       Charge section.

5. Death Benefit Charges (p.47)

       For clarity, revise the bolded sentence beginning, "Upon such election..." with something comparable to "if the investor opts out of paying an increase in the GMDB charge...."

6. Death Benefit (p. 58)

   a. For the second sentence of the first paragraph, "All adjustments will occur at the time of the withdrawal...," provide examples of how this works. In addition, note when the adjustments will have a significantly negative impact on the benefit before the statement that the adjustments could lead to its termination. In this regard, please ensure generally that the prospectus contains an example of any calculations or formulas noted in the prospectus.

   b. For the sentence beginning, "Unlike the basic death benefit, this add-on benefit may provide value on or after the Income Date...," for clarity point out that the payment of this optional death benefit will be made only in the investor waits until the Latest Income
      Date to annuitize.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 3 of 8

7. Services (p. 82)

       In the first paragraph of this section, the registrant states, "Jackson keeps the assets of the
       Separate Account." Please state that Jackson is the custodian, if applicable.

Filings 333-235567 and 333-235568

8. Cover Page (p. 4)

   a. Please avoid defined terms in the cover page, and instead use plain English to describe the concepts conveyed by the terms.

   b. State that the fixed options are not available with certain guaranteed minimum death benefits or,

   c. Supplementally clarify the need to specify defined terms in the cover page before they have been discussed.


9. Key Facts (p. 11)

   a. Please note, under "Add-on Benefits," that (a) some of these add-on benefits impose restrictions on the availability of certain investment options and (b) failure to comply with the terms of the benefits can significantly reduce or even eliminate the benefit.

   b. In a couple of sentences, please explain what the add-on benefits are and what they generally do. Also, note that some of these benefits include one or more bonuses to encourage investors not to make withdrawals.

10. Fees and Expenses Tables (p. 13)

       Clarify what is intended by "benefit based" for the sentence that begins "the following add-on death benefit charges are benefit based." Also, clarify whether that benefit base is the same as contract value at the time the benefit is elected.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 4 of 8

11. Contract Charges (p. 47)

       Describe the order in which withdrawals are taken in the first part of the Withdrawal
       Charge section.

12. Access To Your Money (p. 62)

    a. The Registrant states, "[p]lease note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's..." Consider adding disclosure that these benefits may not be appropriate for persons who might have cash needs in excess of the withdrawal limits imposed by the benefits that can't be met from other sources.

    b. In the RMD Notes section, Registrant states, "If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges..." Please supplementally clarify what is the nature and limits of "the waiver."


    c. Consider deleting the chart at the bottom of p. 63 that outlines the "Highest Quarterly
       Contract Value." This chart appears to be unnecessary, since the step up under this
       GMWB is assessed only on a quarterly basis. Supplement the narrative to note that the step up for this benefit is assessed only on a monthly basis.

    d. On page 64, first paragraph, second sentence states, "[t]he LifeGuard Freedom Flex
       GMWB and LifeGuard Freedom Flex with Joint Option GMWB allow the Owner
....
       with the assistance of his or her financial professional, to select an available combination of Options..." This language indicates that there is something special about these
       GMWBs that allow the assessments of needs in a way that other GMWBs don't. Either delete this sentence or revise to make it clear why these GMWBs allow the assessments of needs in a way that other GMWBs don't.

    e. On page 64, the registrant states that "[d]ifferences in the percentage of a Bonus Option do not otherwise affect the operation of the resulting combination of Options." This sentence, standing as it does by itself without context, isn't clear. Please relocate the sentence to an appropriate location (e.g., the Bonus section) and clarify in plain English what is intended.

    f. At the bottom of page 64, the registrant states, "If the For Life Guarantee is the in effect the guarantee lasts for the lifetime of the Designated Life, or if there are joint Owners, the lifetime of the joint Owner who dies first..." For clarity, the phrase beginning with the word "first" should be placed in bold.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 5 of 8

13. Bonus (p. 72)

   a. Please supplementally clarify whether any bonus credited can be forfeited if a withdrawal is made from the contract and, if so, under what circumstances.

   b. In the second bullet of the Bonus box, the registrant states, "[w]ith a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal." Please supplementally clarify the practical effect in plain English, specifically, noting that the Bonus Base may be reduced because the excess withdrawal can have a more than a dollar for dollar impact on the
      GWB where contract value has declined.

   c. In the third to last paragraph of the Bonus box, p. 74, the registrant states, "[t]herefore, it is possible for the Bonus Period to expire and then re-start on a later Contract
      Anniversary if the Bonus Base increases due to a step-up..." Please clarify why the calculation of Bonus Base leads to a restart of the Bonus Period. Also, the word
      "therefore" should be removed, since it's unclear why the calculation of Bonus Base leads to a restart of the Bonus Period.

   d. On page 74, in the Bonus box, the disclosure indicates that a currently effective Bonus
      Period can be extended in addition to being restarted due to a step up. This is inconsistent with the language at the bottom of page 73, which states that the Bonus
      Period ends on the tenth anniversary of the addition of the add on benefit without any mention of extensions. Please supplementally clarify and revise the narrative to make the disclosure consistent. For plain English purposes, also consider treating extensions of a currently effective Bonus Period separate from a restart of an expired Bonus Period.

14. Variable Income Payments (p. 86)

       For the paragraph that begins with this sentence, "If the actual net investment rate experienced by an Investment Division exceeds the assumed investment rate, variable annuity payments will increase over time," please provide an example of how this operates.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 6 of 8

15. Death Benefit (p. 86)

    a. Revise the second sentence of the first paragraph by moving "or select the Contract Value
       Death Benefit option, which results in a reduction of the Core Contract Charge" after the word "choose" in the beginning of this sentence, to avoid the inference that the add on results in a reduction of contract charges. In addition, the registrant should note that the reduction is relative to the contract charges imposed for the basic death benefit.

    b. Bold the second sentence of the second paragraph, "Except as provided in certain of the
       GMWB add-on benefits, no death benefit will be paid upon your death in the event the
       Contract Value falls to zero."

    c. In the Basic Death Benefit section, for clarity, note that the basic death benefit is not payable after the investor has annuitized the contract.

    d. In the Add-On Death Benefits section, bold the following sentence: "The older you are at the time of selection, the less advantageous it would be for you to select an add-on death benefit.

    e. In the Add-On Death Benefits section regarding the following sentence:
"These add-on
       death benefits are subject to our administrative rules to assure appropriate use...", please supplementally clarify what is intended by this statement. In particular, describe any circumstances under which those rules may preclude heirs of those investors who comply with the terms of the add-on death benefits from claiming the benefit.

    f. For the paragraph on page 88 beginning with,        "For purposes of
these add-on death
       benefits, `Net Premiums' are defined as your        Premium payments net
of Premium
       taxes...", provide examples of how this works.      Further, note the
circumstances under
       which withdrawals could reduce aggregate Net        Premiums for
purposes of the death
       benefit on more than a dollar for dollar basis.

    g. Before providing the formula for the Roll-up Guaranteed Minimum Death Benefit, note in plain English what is the purpose of the calculation.

    h. In the Roll-up Guaranteed Minimum Death Benefit section, the second bullet states,
       "Less any withdrawal adjustments for withdrawals taken..." Clarify what are the nature of these adjustments and provide an example. In addition, please supplementally clarify the circumstances under which the GMDB Benefit Base would be higher, as well as the circumstances under which it would be lower, than Net Premiums.

    i. Bold the second sentence of the 3rd paragraph on page 89, which states, "Additionally, please note that if you elect this GMDB [sic], ownership changes are allowed, but
       Covered Lives cannot be changed."
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 7 of 8

   j. The fourth paragraph on page 89, "[u]nlike the basic death benefit..." is difficult to understand. Revise by pointing out that the payment of this optional death benefit will be made only if the investor waits until the Latest Income Date to annuitize.

   k. For the second bullet on page 89, "Adjusted for any withdrawals subsequent to that date....", clarify the nature of these adjustments and provide an example.

   l. For clarity, (a), (b) and related text should be indented beginning on page 90 with sentence that begins, "The GMDB Benefit Base for the Combination Roll-Up
and
      Highest Quarterly Anniversary Value GMDB...."

   m. Registrant states, on page 92, second paragraph, second sentence, "If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of
....." The
      registrant should provide examples of how this works. In addition, note when this will have a significantly negative impact on the benefit before noting that it could lead to its termination. In this regard, please ensure generally that the prospectus contains an example of any calculations or formulas noted in the prospectus.
   .

Financial Statements, Exhibits, and Other Information

       Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

                                  **************************

        Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre -effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.
 Alison Samborn
Jackson National Separate Account - I
JNLNY Separate Account I
February 14, 2020
Page 8 of 8

      If you have any questions, please call me at (202) 551-5912. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at mclarend@sec.gov.

                                                     Sincerely,

                                                     /s/ DeCarlo McLaren

                                                     DeCarlo S. McLaren
                                                     Senior Counsel

cc:    Harry Eisenstein, Senior Special Counsel
       Sumeera Younis, Branch